



06006383

SECURITIES ~~AND EXCHANGE COMMISSION~~
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Walton Johnson & Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2911 Turtle Creek Blvd., Suite 800
(No. and Street)

Dallas	Texas	75219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John A. Walton_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Walton Johnson & Company_____ , as of __December 31_____ , 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
ELONIA Y. TAYLOR
Notary Public, State of Texas
My Commission Expires
October 25, 2009
```

_____
Signature

_____
CEO
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WALTON JOHNSON & COMPANY

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2005

WALTON JOHNSON & COMPANY

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Walton Johnson & Company

We have audited the accompanying statement of financial condition of Walton Johnson & Company, as of December 31, 2005 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walton Johnson & Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
March 10, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

WALTON JOHNSON & COMPANY
Statement of Financial Condition
December 31, 2005

ASSETS

Current assets:

Cash and cash equivalents	$ 46,800
Receivable from brokers and dealers	59,862
Receivable from affiliates	17,000
	$ 123,662

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable - trade	$ 13,747

Stockholder's equity:

Common stock, 100,000 shares authorized, no par value, 10,000 shares issued and outstanding	2,124,101
Retained earnings (deficit)	(610,218)
Receivable from Parent	(1,403,968)
Total stockholder's equity	109,915
	$ 123,662

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Income
For the Year Ended December 31, 2005

Revenues:

Advisory and other fees	$ 11,869
Commissions	417,880
Interest income	1,345
Other income	407
Total revenues	431,501

Expenses:

Commissions	37,301
Management fee to Parent	107,519
Other expenses	299,873
Clearance paid other brokers	42,374
Registration fees	4,820
Total expenses	491,887
Net loss before income taxes	(60,386)
Income tax benefit	20,531
Net loss	$ (39,855)

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Shares	Common Stock	Retained Earnings (Deficit)	Receivable From Parent	Total
Balance at December 31, 2004	10,000	$ 2,124,101	$ (570,363)	$ (1,431,232)	$ 122,506
(Increase) decrease in receivable from Parent	--	--	--	27,264	27,264
Net loss	--	--	(39,855)	--	(39,855)
Balance at December 31, 2005	10,000	$ 2,124,101	$ (610,218)	$ (1,403,968)	$ 109,915

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	--
Increases		--
Decreases		--
Balance at December 31, 2005	$	--

The accompanying notes are an integral part of these financial statements.

WALTON JOHNSON & COMPANY
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities

Net loss	$ (39,855)
Adjustments to reconcile net loss to net cash provided (used) by operating activities	
(Increase) decrease in accounts receivable	9,379
Increase (decrease) in accounts payable	(1,334)
Net cash used by operating activities	(31,810)

Cash flows from investing activities

Decrease in receivable from Parent	27,264
Net cash provided by investing activities	27,264

Cash flows from financing activities

Net cash provided by financing activities	--
Net decrease in cash and cash equivalents	(4,546)
Cash and cash equivalents at beginning of year	51,346
Cash and cash equivalents at end of year	$ 46,800

Supplemental Disclosures

Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Organization and Business Activity

Walton Johnson & Company (the "Company"), a wholly-owned subsidiary of The Walton Johnson Group, Inc. (the "Parent"), is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are to be handled by a clearing broker-dealer. Receivables from broker-dealers are from the clearing broker-dealer.

The Company acts as a broker-dealer for municipal, government and corporate bonds and equity securities as well as an investment advisor to its clients. The Company's clients are located primarily within the state of Texas.

Cash and Cash Equivalents

The Company treats money market mutual funds and all highly liquid debt instruments with original maturities of three months or less not held for sale in the ordinary course of business as cash equivalents for purposes of the statement of cash flows.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission Revenue

Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Note 1 -   Summary of Significant Accounting Policies, continued

Advisory Fees

Advisory fees include fees earned from providing financial advisory services. Such fees are recorded at the time the services are rendered and the income is reasonably determinable.

Accounts Receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write-off method is not materially different from the results that would have been obtained had the allowance method been followed. The Company recognized no bad debt expense for the year ended December 31, 2005.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There were no material temporary differences during 2005.

Receivable From Parent

The Company reflects advance to the Parent as a reduction in equity.

Note 2 -   Related Party Transactions

The Company and the Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Parent provides the Company with ancillary administrative services and office space as well as management services. During 2005, the Company incurred an expense of $107,519 for these services.

Note 2 -   Related Party Transactions, continued

As of December 31, 2005, the Company had advanced the Parent $1,420,968 unsecured, non-interest bearing basis and had loaned $17,000 to an affiliate on an unsecured, non-interest bearing basis.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, a minimum net capital requirement must be maintained, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of approximately $88,915 and net capital requirements of $50,000. The ratio of aggregate indebtedness to net capital was .15 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 -   Income Taxes

The Company is included in the consolidated Federal income tax return of the Parent.

The income tax expense of the Company during 2005 was comprised of the following:

Federal tax benefit at expected rates	$ 20,531
State tax expense	--
Income tax benefit	$ 20,531

Note 6 -   Walton Johnson Group, Inc. 401(k) Plan

The Company participates in a salary reduction plan under the provisions of Section 401(k) of the Internal Revenue Code sponsored by the Parent. The plan covers substantially all full-time employees who have completed three months of

Note 6 -   Walton Johnson Group, Inc. 401(k) Plan, continued

service with the Company. The Company will contribute a matching contribution equal to 70% of the salary reduction elected by each employee up to a maximum of 6% of their annual salary. The Company may also decide to make nonelective contributions to the plan. The Company's matching contributions to the plan for 2005 was $5,332.

Note 7 -   Concentration Risk

During 2005, approximately 41 percent of the Company's revenue was generated from one customer.

Note 8 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on unsettled trades. Management of the Company has not been notified by the clearing broker-dealer, nor are they otherwise aware of any potential losses related to this indemnification though December 31, 2005.

The Company is required to have a $50,000 deposit with the clearing broker/dealer to assure the Company's performance under the agreement and this amount is included with "Receivable from broker and dealers" on the statement of financial condition.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2005

Schedule I

<u>WALTON JOHNSON & COMPANY</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 109,915
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		109,915
Deductions and/or charges		
Non-allowable assets:		
Receivable from affiliates	$ 17,000	
Other deductions:		
Excess fidelity bond deductible	4,000	
		(21,000)
Net capital before haircuts on securities positions		88,915
Haircuts on securities		--
Net capital		$ 88,915

AGGREGATE INDEBTEDNESS

Accounts payable	$ 13,747
Total aggregate indebtedness	$ 13,747

Schedule I (continued)

<u>WALTON JOHNSON & COMPANY</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	<u>$ 917</u>
Minimum dollar net capital requirement of reporting broker or dealer	<u>$ 50,000</u>
Net capital requirement (greater of above two minimum requirement amounts)	<u>$ 50,000</u>
Net capital in excess of required minimum	<u>$ 38,915</u>
Excess net capital at 1000%	<u>$ 87,540</u>
Ratio: Aggregate indebtedness to net capital	<u>.15 to 1</u>

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's unaudited Focus report	$ 83,915
Increase due to reduction in change for excess fidelity bond deductible	<u>5,000</u>
Net capital per audit report	<u>$ 88,915</u>

Schedule II

<u>WALTON JOHNSON & COMPANY</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2005</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Pershing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Walton Johnson & Company

In planning and performing our audit of the financial statements and supplemental information of Walton Johnson & Company (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA, EBPAQC
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL, REGISTERED WITH THE PCAOB

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted the following matters involving internal control that we consider to be material weaknesses as defined above:

Net Capital Compliance

The Company did not have adequate procedures in place to determine the continuing compliance of the net capital requirements of SEC Rule 15c3-1. This condition resulted in material misstatements of net capital computations throughout the year ended December 31, 2005. Additionally, this condition caused net capital deficiencies during 2005 to not be detected. As a result, the Company did not take appropriate actions in response to these deficiencies

Determination of Obligations

The Company did not have adequate procedures in place for recording and liquidating liabilities. At times, the Company is relying exclusively on its Parent organization to pay its expenses without controls in place to determine propriety of liabilities reflected on the Company's books and records. This condition could result in a loss of control of financial liquidity, and equity requirements. It also creates problems in adhering to financial responsibility rules and regulations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
March 10, 2006